

November 4, 2011

Via E-mail
Shelly Guidarelli
President
Norman Cay Development, Inc.
4472 Winding Lane
Stevensville, MI 49127

      Re: Norman Cay Development, Inc.
               Form 8-K
               Filed October 17, 2011
               File No. 333-167284

Dear Ms. Guidarelli:

      We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us by when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your disclosure under Item 5.06 that management has determined the company is no longer a shell corporation as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently we note you have no operations (see page 27 which states you have no operating revenues) and all of your assets consist of cash (see also page 27). In the alternative, amend your Form 8-K to indicate you continue to be a shell company.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Wade Huettel, Esq.
        Carrillo Huettel, LLP